UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65753 / November 16, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14595

IN THE MATTER OF :	
:	ORDER MAKING FINDINGS AND
ADS MEDIA GROUP, INC., :	REVOKING REGISTRATIONS BY
AMERICAN ENTERPRISE :	DEFAULT AS TO TWO
DEVELOPMENT CORP., and :	RESPONDENTS
ARCLAND ENERGY CORP. :	

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on October 20, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP by October 22, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due on November 4, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer.[1]

American Enterprise Development Corp. (American Enterprise) and Arcland Energy Corp. (Arcland Energy) (collectively, Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

American Enterprise (CIK No. 1136725) is a forfeited Texas corporation located in Carrollton, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Enterprise is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $6,153,037 for the prior nine months. As of October 18, 2011, the common stock of the company (symbol "AEND") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Arcland Energy (CIK No. 352912) is an expired Utah corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act

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[1] ADS Media Group, Inc., has submitted a signed settlement offer to the Division.

Section 12(g). Arcland Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of $759,394 for the prior nine months. As of October 18, 2011, the common stock of the company (symbol "ACLY") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of American Enterprise Development Corp. and Arcland Energy Corp. is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge